Exhibit 99.2

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statements (Form F-3 Files No. 333-220059 and 333-227246) of Algonquin Power & Utilities Corp of our reports dated February 27, 2022, with respect to the consolidated financial statements of Atlantica Sustainable Infrastructure plc, and the effectiveness of internal control over financial reporting of Atlantica Sustainable Infrastructures plc as of December 31, 2021, appearing in Exhibit 99.1 of Algonquin Power & Utilities Corp’s Form 6-K dated March 3, 2022.

/s/ Ernst & Young, S.L.

Madrid, Spain
March 3, 2022